May 10, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Daniel Morris, Special Counsel

Re:         American Scientific Resources, Incorporated
Registration Statement on Form S-1
Filed January 26, 2010 (File No. 333-164517)

Ladies and Gentlemen:

On behalf of American Scientific Resources, Incorporated (the "Company"), please accept this letter as the Company’s response to the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of February 22, 2010.

Registration Statement Cover Page

1.
We note that your name is not as specified in exhibit 3.1. Specifically, your articles ofincorporation refer to “American Scientific Resources, Inc.”; however, in the registrationstatement you refer to “American Scientific Resources, Incorporated.” Please reconcile.

Response:

The correct name of the Company is American Scientific Resources, Incorporated. Please see page 9 of the Company’s articles of incorporation, filed as Exhibit 3.1, which states, “The name of the Corporation shall be changed to American Scientific Resources, Incorporated.” Any references to American Scientific Resources, Inc. are inadvertent.

Prospectus Cover Page

2.
Note that Schedule A, paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-Krequire that you disclose the price at which the securities will be sold.  Given your disclosureregarding the lack of an established market for your securities, a statement that selling stockholders will sell “at prevailing market price” is insufficient to satisfy your disclosure obligation.  Therefore, please disclose the fixed price at which the securities will be sold.  We will not object if you also elect to disclose that the selling stockholders will sell at the fixed price until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. However, you should make clear, in the same context, whether you intend to seek quotation on the OTC Bulletin Board. Also revise your "Plan of Distribution" accordingly.

Response:

As disclosed in the registration statement, the Company’s common stock trades on the Pink Sheets. As further disclosed in the registration statement, the trading market for the Company’s common stock is not as liquid as that typical of larger, more established companies that trade on a national securities exchange. Nonetheless, there is regular trading in the Company’s common stock on the Pink Sheets. For example, as of the date of this filing, as reported on www.otcmarkets.com, there has been reported trading in the Company’s common every trading day since April 17, 2009, and, as of May 7, 2010, average daily trading volume during 2010 has been approximately 9.9 million shares (approximately $155,000, based on the respective closing prices). Thus, there is a more active, liquid trading market for the Company’s common stock than exists for the securities of some companies that are quoted on the Over-the-Counter Bulletin Board. Accordingly, there is an established trading market for the Company’s common stock and the prospectus may disclose that the selling stockholders may sell their shares at prevailing market prices in accordance with paragraph 16 of the Securities Act and Item 501(b)(3) of Regulation S-K.

Table of Contents, page 3

3.	It is unclear what authority you are incorporating by reference, as you suggest in the first sentenceof the last paragraph on this page. Please advise or revise.

Response:

The reference to information incorporated by reference has been removed from the registration statement.

Prospectus Summary, page 4

4.
Please tell us how you determined which information to highlight in your prospectus summary.For example, it is unclear why you highlight your historic acquisitions but do not discuss otherpertinent information regarding your company, including without limitation your principal products, your supply and distribution channels, and your exposure to the child healthcare industry. Note that the summary should provide a clear and concise discussion of your operations. Revise accordingly.

Response:

The prospectus summary has been revised to provide a clear and concise discussion of the Company’s operations.

About This Offering, page 4

5.
We note that you have listed your selling stockholders on pages 4-6.  The recitation of the sellingstockholders for three pages disrupts the summary.  Please remove the bullets and revise toprovide instead a summary description of the offering.  In addition, please provide a cross-reference to your disclosure in the selling security holders section.

Response:

The recitation of the selling stockholders has been replaced with a summary description of the offering in accordance with the Staff’s comment.

6.	It is unclear why you are registering 1,810,000 shares of common as you indicate in the firstbullet point on page 5, given that exhibit 4.8 indicates that 1,500,000 shares were issued. Pleaseclarify.

Response:

As discussed under “Convertible Promissory Notes” on page 24, the Company conducted a note offering under two forms of subscription agreements during 2007, pursuant to which it sold an aggregate of $905,000 of notes, and issued an aggregate of 1,810,000 shares of common stock and 1,810,000 warrants. The forms of subscription agreements for the offering are filed under Exhibits 4.8 and 10.20. As discussed under “Convertible Promissory Notes”, the Company modified the original terms of one of the subscription agreements (filed as Exhibit 4.8) to make such terms equivalent to the terms under the subsequent subscription agreement (filed as Exhibit 10.20).

Risk Factors, page 7

7.
Please revise the first paragraph to remove the implication that you have omitted materialdisclosure. Expand and/or add risk factor disclosure as necessary so that your revised firstparagraph is accurate.

Response:

The registration statement has been revised to remove the implication that the Company has omitted material disclosure. The registration statement discloses all material risk factors.

8.
Please disclose in a separate risk factor your reliance on sales to Babies "R" Us for a majority ofyour revenues as well as the effect that the loss of this account would have on your financialcondition and stock price.

Response:

A risk factor regarding the Company’s reliance on sales to Babies R Us, which presently accounts for approximately 35% of the Company’s sales, has been added to the registration statement in accordance with the Staff’s comment.

9.
Please add a separate risk factor to highlight that your common stock is not registered under theExchange Act. The risk factor should explain the effect on investors of the automatic reportingsuspension under section 15(d) of the Exchange Act, as well as the inapplicability of the proxy rules and section 16 of the Exchange Act.

Response:

A risk factor has been added to the registration statement to highlight that the Company’s common stock is not registered under the Exchange Act in accordance with the Staff’s comment.

We have limited…. page 7

10.
Please tell us how you concluded that you have only conducted operations for three years whenyou disclose on page 17 that you acquired Kidz-Med on March 30, 2004. In addition, pleasereconcile the reference to "Kidz-Med (2005)" with the date in the third paragraph on page 17.

Response:

The risk factor has been revised to disclose that the Company has conducted operations for six years, and to disclose that the Company acquired Kidz-Med in 2004, and thus is now consistent with the dates in the business section.

11.
We note that your current cash is sufficient for only three months. Please add a risk factor orexpandcurrent risk factor disclosure to address whether you believe the company may haveincreased difficulty selling shares, and therefore raising capital, given the high number of shares available from selling stockholders.

Response:

The risk factor regarding the Company’s current cash has been expanded to disclose the increased difficulty the Company may have raising capital given the high number of shares available from selling stockholders in accordance with the Staff’s comment.

We have numerous…, page 8

12.
We note several of your loans are in default. We also note that certain of these loans are securedby your inventory, such as the promissory note issued to your CEO and the loans from two ofyour board members disclosed on page 24. Please add appropriate risk factor disclosure to discuss the effects on your operations should you remain in default, including materially higher interest rates and the possibility that debt holders may seek to collect on the collateral.

Response:

The registration statement has been revised to add appropriate risk factor disclosure regarding the effects on the Company’s operations should it remain in default in accordance with the Staff’s comment.

13.	Please disclose the status of your settlement negations with convertible noteholders.

Response:

The Company is currently in settlement negotiations with the convertible noteholders, and no agreement has been reached. The registration statement has been revised accordingly.

Our results of operations may fluctuate…, page 9

14.
To the extent that you are aware of specific material risks, please clearly disclose them. It isinappropriate to merely list broad risk factors which may generally be expected to affect anycompany. Please delete the bullets in this section and revise to provide appropriately detailed risk factor disclosure. Make similar revisions under the heading “The trading price of our common stock…” on page 10.

Response:

The risk factors regarding fluctuations in results of operations and trading price of the Company’s common stock have been deleted. All material risk factors are disclosed in the registration statement.

The market for our common stock…, page 11

15.
Please clarify what you mean by the term “seasoned issuers” in the first sentence of thisrisk factor and more clearly explain why a seasoned issuer is able to withstand sales of shareswithout commensurate demand.

Response:

The registration statement has been revised to clarify what was meant by “seasoned issuers”. The reference to such issuers being able to withstand sales of shares without commensurate demand has been removed.

We will incur increased costs…, page 11

16.
We note your disclosure in the first sentence of this risk factor that you are voluntarily registeringyour stock.  However, it is unclear to what extent your shares are being registered voluntarily.With a view toward disclosure, please tell us, for each shareholder, whether his or her shares have been registered voluntarily or pursuant to demand rights, if any, or piggyback rights.

Response:

The word “voluntarily” has been removed from the registration statement. All of the selling stockholders, except for Gols Associates, Inc., Barrett Akers, Joe Emas, Greenwood Group, Concorde Capital, Marc Massoglia, the members of the Company’s board of directors, Safeguard Medical Technologies, LLC, Amanda Adkins, and Gregory Otto have piggy-back or demand registration rights.

Forward-Looking Statements, page 11

17.	Refer to the final sentence on this page. Please revise to clarify that you will comply with allobligations imposed by applicable securities laws.

Response:

The sentence has been revised to clarify that the Company will comply with all obligations imposed by applicable securities laws.

Use of Proceeds, page 12

18.
Disclose the amount of proceeds that you will receive from the cash exercise of the warrants byselling stockholders.  In addition, please specify the specific general corporate purposes to whichsuch proceeds will be applied.

Response:

The registration statement has been revised to disclose the amount of proceeds that the Company will receive from the cash exercise of the warrants by selling stockholders and the specific purposes to which such proceeds will be applied in accordance with the Staff’s comment.

19.
Given the nature of the offering and the selling security holders, advise the staff of the company’sbasis for determining that the transaction is appropriately characterized as a transaction that iseligible to be made on a shelf basis under Rule 415(a)(1)(i).

Response:

The transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) because all shares offered under the prospectus are currently issued and outstanding, or are issuable upon conversion of debentures, or exercise of warrants, which are currently outstanding. Thus, the transaction complies with the guidance provided under the SEC’s Division of Corporation Finance Compliance & Disclosure Interpretations Section 134. The registration statement has been revised to clarify that all shares offered are currently issued and outstanding or are issuable upon conversion of debentures, or exercise of warrants, which are currently issued and outstanding.

20.
For selling shareholders who received the offered securities in exchange for services,please disclose the duration of the services provided for the securities.  Note that it isgenerally inconsistent with Section 5 of the Securities Act to register securities for resale if the related private placement is not yet complete.

As noted above, and as clarified in the prospectus, all shares offered under the prospectus are currently issued and outstanding, or are issuable upon conversion of debentures, or exercise of warrants, which are currently outstanding. The registration statement has been further revised to disclose, for selling shareholders who received the offered securities in exchange for services, the duration of the services provided for the securities.

Selling Security Holders, page 12

21.	Please revise the prospectus to name Southridge Investment Group as an underwriter or tell uswhy you believe that revisions are unnecessary.

Response:

The prospectus has been revised to name Southridge Investment Group as an underwriter.

22.	Please revise to confirm, if true, that none of the selling stockholders, other thanSouthridge Investment Group, is a broker-dealer or an affiliate of a broker-dealer.

Response:

The registration statement has been revised to confirm that none of the selling stockholders, other than Southridge Investment Group, is a broker-dealer or an affiliate of a broker-dealer.

23.
Please refer to your table on page 13.  It is unclear why you are including shares beneficiallyowned and how this provides an investor with meaningful and unambiguous disclosure regardingthe shares each person is offering pursuant to this prospectus.  Please revise accordingly.  Note that we may have additional comments after you have revised the table to clarify your disclosure.

Response:

The registration statement has been revised to clarify that no shares beneficially owned are included in the prospectus.

Plan of Distribution

24.
In the second bullet point on page 15, please clarify what you mean by “position and resell aportion of the block as principal” and how this differs from the transaction in the next bulletpoint.  Also, disclose the definition of “exchange distribution” and how it applies to you given that you are listed on the Pink Sheets rather than an exchange.

Response:

The references to “position and resell a portion of the block as principal” and “exchange distribution” have been removed from the registration statement.

25.	Please tell us which rules under Regulation M relate to the restrictions you disclose in the thirdfull paragraph on page 16.

Response:

The paragraph regarding Regulation M has been revised and, as revised, does not refer to specific restrictions under Regulation M.

Summary Compensation Table, page 31

Description of Securities to be Registered, page 16

26.	Refer to the last sentence in this section. We note that this statement appears to be a legal conclusion that you are not qualified to make. Please advise or revise.

Response:

The last sentence in the section “Description of Securities to be Registered” has been removed.

Description of Business, page 17

27.
We note that you refer to projects that are planned for the future, including marketing activitiesand product development.  Given that your cash on hand will sustain you for a very short period,please revise your disclosure, as appropriate, to explain how you will fund these future projects.

Response:

The registration statement has been revised to disclose that the Company’s projects that are planned for the future are subject to the Company obtaining needed financing, which it intends to seek through private placements of equity and debt securities.

28.	Please clarify the difference between Heartsmart, Inc. and Heart Smart, Inc.

Response:

The correct name of the entity is HeartSmart, Inc. The registration statement has been revised accordingly.

Background, page 17

29.
Please substantially revise to disclose the development of your business over the past five years.You should include, for example and without limitation, discussion of your retail diamonds salesbusiness mentioned in exhibit 10.16, the Concorde and Safeguard asset acquisitions mentioned on page 6, Heartsmart’s activities before it became inactive, and the bankruptcy you refer to in the last sentence on page 31.

Response:

The registration statement has been revised to disclose the development of the Company’s business over the last 5 years. The Company has never been in the retail diamonds sales business.  The mention of retail diamonds in Exhibit 10.16 was in error. The Company has never filed for bankruptcy. The registration statement has been revised to clarify that the Company was only near bankruptcy.

30.
According to your disclosure on page F-29, Heartsmart generated revenues for the year endedDecember 31, 2008.  Please reconcile your disclosure have and elsewhere in your documentwhere you indicate that Heartsmart has been inactive since mid-2006.

Response:

The S-1 has been revised to disclose that HeartSmart has been inactive since February 2008.  In addition,, the Notes to Consolidated Financial Statements indicate that the accounting records of HeartSmart and Ulster were closed effective January 1, 2009

31.	Please clarify what you mean by “next generation” in the first sentence of the second paragraphand why your products are considered next generation.

Response:

The term “next generation” has been removed from the registration statement.

Kidz-Med, Inc., page 17

32.
You disclose that you began operation in 1993 by producing and distributing instructionalvideotapes and books and then expanded into the distribution of medical devices.  While we noteyour current DVD video series, it is unclear whether you continue to produce and distribute books.  Please revise accordingly.

Response:

The registration statement has been revised clarify that the Company is not currently producing and distributing books.

33.
We note that the description of several of your products is vague.  For instance, yourdisclosure regarding the Whistle-Watch Asmalert, Portable Ultrasonic Nebulizer,Mommy Recorder and Wee Target is not clear.  Revise accordingly.

Response:

The registration statement has been revised to clearly describe the Company’s products in accordance with the Staff’s comment.

Kidz-Med Thermofocus 5-in-1, page 17

34.	Please tell us the basis for your statement in the second sentence of this section. In addition,please disclose how closely the thermometer must be held to the artery and for how long.

Response:

The basis for this statement is the forehead’s vascular nature, which was confirmed by a study done by Tecnimed at the Pediatric Clinic De Marchi of the University of Milan. The registration statement has been revised to disclose how closely the thermometer must be held to the artery and for how long, in accordance with the Staff’s comment.

35.	Regarding the settlement agreement with Tecnimed that you mention in the last paragraph onpage 17, please disclose what other retail chains Tecnimed approved.

Response:

The registration statement has been revised to disclose that Tecnimed has not approved any other retail chains.

36.	Refer to the final sentence on page 17. Please disclose the amount of the total debt and theamount currently outstanding.

Response:

The registration statement has been revised to disclose the amount of product purchased from Tecnimed of $1,391,000 and amount currently outstanding in accordance with the Staff’s comment.

37.
Please revise, where appropriate, to describe the terms of your agreement with the GreenwoodGroup to place your products with major pharmacy chains, supermarket chains and retail super-centers.  Similarly, please make revisions to describe in greater detail the distribution and other material agreements related to the other products described on page 17-19.

Response:

The S-1 has been revised to disclose the distribution and other material agreements related to the Company’s products in accordance with the Staff’s comment.

38.	You disclose in the first paragraph on page 18 that you are designing and manufacturing your own non-contact thermometer. Please clarify:
•	The purpose of identifying a Chinese factory when final assembly and packaging will be done domestically;
•	The estimated cost and how you intend to fund these costs;
•	How you are protecting the intellectual property related to the thermometer;
•	What regulatory approval, if any, is required and has been obtained;
•	What testing you have conducted and the results;
•	What agreements you have entered into related to the designing and manufacturing of the non-contact thermometer;
•	How your thermometer differs from the Thermofocus; and
•	The effect of non-compete clauses in your agreements with Tecnimed.

Response:

The registration statement has been revised to clarify the status of the Company’s own non-contact thermometer in accordance with the Staff’s comment.

Kidz-Med Scald Safe, page 18

39.	Please disclose the manufacturer of the Scald Safe product and of the remainder of the principalproducts disclosed in this section.

The registration statement has been revised to disclose the manufacturers of the Company’s principal products in accordance with the Staff’s comment.

Kidz-Med Whistle Watch,…, page 18

40.
Please clarify how the product was introduced by both Mushroom Biomedical and ASR. Forexample, did these entities have a joint exclusive distribution right? In addition, please clarifyEmo-Technic's rights with respect to Whistlewatch.

Response:

The references to Mushroom Biomedical and Emo-Technic have been removed from the registration statement. The registration statement has been revised to disclose that the product was first introduced to the Company in June 2003 by its-then manufacturer, Linmahoud Products from South Africa, but the manufacturer is Whistle Watch SA (Pty) Ltd. (South Africa).

Kidz-Med Portable, page 18

41.
It is unclear who your current customers are. For example, are One Step Ahead and Leaps andBounds current customers? Who are your customers in the senior market? Please revise to clearlydisclose to whom you sell this product.

Response:

The registration statement has been revised to clarify that the product is currently out of stock, and when available is sold only through the Company’s website to individual users (thus, One Step Ahead and Leaps and Bounds are not current customers).

Kidz-Med Portable…, page 18

Kidz-Med Medicine Dispenser, page 18

42.	With a view toward disclosure, please further explain how the "piston" works. For instance, is thedispenser battery-powered?

Response:

To clarify how the Kidz-Med Dispenser works, the word “piston” has been replaced “manually-driven plunger”.

Kidz-Med Mommy Recorder, page 18

43.	Please clarify the meaning of the term “sourced.” Revise accordingly.

Response:

The word “sourced” has been replaced by “purchased”.

Children’s Chewable All Natural Multi-Vitamin, page 18

44.
Please provide a meaningful description of your product geared to an investor seeking tounderstand the important characteristics of this product rather than disclosure targeted toprospective customers.

Response:

The Children’s Chewable All Natural Multi-Vitamin has been discontinued by the Company and the description of the product has been removed from the registration statement.

Dr. Bip DVD’s, page 18

45.	We note your use of the word "etc." Please disclose what other topics are available in theDr. Bip series.

Response:

The word “etc.” has been removed from the registration statement. The registration statement has been revised to clarify that there are no other topics currently available in the Dr. Bip series.

The Disintegrator, page 18

46.	Please reconcile your disclosure regarding your acquisition of the rights with the first paragraphin Note 5 on page 48.

Response:

The disclosure regarding the Company’s acquisition of the Disintegrator has been reconciled with the financial statements disclosure.

47.	Please tell us your basis for the statements that the Disintegrator is the only FDA approved homeneedle destruction device and that the EPA and American Diabetes Association approved thedevice.

Response:

The basis for the statement that the Disintegrator is the FDA approved home needle destruction device is based on the Company’s review of the FDA website, which lists the medical devices approved by the FDA. Further support for this statement can be found on the website of the California Waste Management Board, at http://www.calrecycle.ca.gov/homehazwaste/sharps/household.htm, which states, “The U.S. Food and Drug Administration (FDA) currently only lists the “Disintegrator” as a needle destruction device approved for use by self-injectors.”

The registration statement has been revised to clarify that the Disintegrator is recommended by the EPA. This statement is based an EPA brochure which lists the Disintegrator as an EPA recommended device. A copy of the brochure is available at www.epa.gov.

The statement that the Disintegrator is recommended by the American Diabetic Association has been removed from the registration statement.

48.	Please clarify the status of this product. For example, are you currently selling or distributing thisproduct? If not, what is the development status and estimated completion date?

Response:

The registration statement has been revised to clarify that development of the product has been completed, and the Company is accepting order for the product, although there is currently no retail distribution of the product, in accordance with the Staff’s comment.

Ulster Scientific, Inc., page 19

49.	Please clarify the meaning of the statement that Ulster has "pioneered" many important diabetesproducts. Also, please disclose the date and the reasons Ulster became inactive

Response:

The word “pioneered” has been replaced by “introduced” and the registration statement has been revised to clarify what had been meant by the statement that Ulster had “pioneered” many important diabetes products. In addition, the registration statement has been revised to disclose the date and the reasons Ulster became inactive in accordance with the Staff’s comment.

Heartsmart, Inc., page 19

50.
We note your disclosure regarding Heartsmart's partner and its intention to introduce its productsthrough mass-market retailers as well as your disclosure in the first paragraph on page 30 that Dr.Tirotta manages the Heartsmart System product line. Please reconcile this disclosure with your statements here and on page 17 indicating that Heartsmart has been inactive since mid-2006.

Response:

The disclosure regarding HeartSmart has been revised to clarify that HeartSmart is currently inactive and is now consistent through the S-1. The reference to Dr. Tirotta managing the HeartSmart Systems product line has been removed.

Kidz-Med, Inc., page 19

51.	Please tell us whether all your products are currently available on your website.

Response:

All of the Company’s products are currently available on the Company’s website, except that Kidz-Med Portable Ultrasonic Nebulizer is currently out of stock, and the Disintegrator and Never Touch 5-1. The S-1 has been revised accordingly.

Competition, page 19

52.	Refer to the first bullet of this section. With a view toward disclosure, please provide us with amore detailed comparison (including a price comparison) of your product and the Exergenproduct.

Response:

The registration statement has been revised to provide a more detailed comparison of the Company’s product and the Exergen, including a price comparison, in accordance with the Staff’s comment.

53.
We note your disclosure in the last paragraph of page 17 that Kidz-Med is the exclusive supplierto a specific number of stores. Please disclose the extent to which you compete with Tecnimed inthe distribution of the Thermofocus 5-in-1 product and the effect this may have on your revenues.

Response:

The registration statement has been revised to disclose that the Company does not compete with Tecnnimed in the distribution of the Thermofocus 5-in-1 product.

54.
Please disclose the full name of the manufacturers of the products that compete with yours. Wenote, for example, that you do not disclose the name of the manufacturers of the pacifiers or thefull name of competitors like Assess or Personal Best.

Response:

The registration statement has been revised to disclose the full names of the manufacturers of the products that compete with the Company’s in accordance with the Staff’s comment.

Patents, page 20

55.	Please disclose the expiration date of your patents.

Response:

The registration statement has been revised to disclose the expiration dates of the Company’s patents in accordance with the Staff’s comment.

56.	You disclose on page 8 that the Disintegrator Plus is also covered by a patent. Pleaseclarify whether it is covered by the same patent as the Disintegrator.

Response:

The registration statement has been revised to clarify that the Disintegrator Plus is covered by the same patent as the Disintegrator.

Description of Property, page 20

57.	Please tell us why you have not disclosed the Shanghai office that you mention in your November25, 2009 press release.

Response:

The registration statement has been revised to disclose the  Company’s arrangements with respect to the Shanghai office mentioned in the Company’s press release.

Management’s Discussion and Analysis or Plan or Operations, page 21

58.
It is unclear why you disclose in the first sentence that you provide products through yoursubsidiaries when only Kidz-Med is active.  Similarly, it is unclear why you indicate that yourproducts are primarily distributed to surgical supply dealers and retail drug chains when Babies “R” Us accounts for 60% of your revenue.  Please clarify and revise throughout the registration statement as appropriate.

Response:

The reference to the Company providing products through its subsidiaries has been removed from the registration statement. The registration statement has been revised to clarify that the Company distributes its products primarily to surgical supply dealers, retail drug chains and retail stores specializing in sales of products for babies.

59.	Please disclose why your product is no longer sold at Walgreens as you suggest in the firstsentence of the second paragraph.

Response:

The registration statement has been revised to disclose that the Thermofocus 5-in-1 was removed from Walgreens due to a Walgreens storewide reorganization that resulted in thousands of products being removed from its shelves.

60.	In the second paragraph, please state why you are developing your own non-contact thermometer.

Response:

The registration statement has been revised to explain why the Company is developing its own non-contact thermometer in accordance with the Staff’s comment.

61.
Please expand to describe the impact of the Safeguard acquisition on your financial statementsand results of operations.  Also, address any known trends or uncertainties related to theacquisition that may materially affect your financial statements.  Refer to Item 303(a)(3)(ii) of Regulation S-K and related Instruction.

Response:

The Management’s Discussion & Analysis section has been revised to describe the impact of the Safeguard acquisition, and address any known trends or uncertainties, in accordance with the Staff’s comment.

Results of Operations

62.
Your discussion of the results of operations does not address all of the major components of yourfinancial statements and it does not appear to present sufficient detail regarding your operatingresults.  For instance, you do not present a complete comparison and discussion of reported revenues.  Please expand to discuss and describe the specific components of your revenues and expenses and the specific reasons for material changes therein during the periods presented. In that regard, your disclosure should address both "what happened" and "why." For instance, disclose why you incurred lower costs for professional and directors fees in 2009. Also, individual factors cited as contributing to changes in components of operating results should be quantified to the extent practical and material offsetting factors should be described and quantified. For guidance on results of operations disclosure, please refer to Item 303 of Regulation S-K and Securities Act Release 33-8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Response:

The results of operations section has been revised in accordance with the Staff’s comment.

63.
As a related matter, you provide certain items of information about sales under "Overview." Itmay be appropriate to incorporate a similar disclosure as a component as a revised results ofoperations discussion that also fully describes revenues and changes in revenues as actually reported in your financial statements. As well, your revised discussion should clearly address changes in revenues from changes in mix, prices, demand and other specific factors. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response:

The results of operations section has been revised in accordance with the Staff’s comment.

64.	Please disclose gross margin as a percentage of sales for each period. As appropriate, addressreasons for changes in the ratio from period to period.

Response:

The registration statement has been revised to disclose gross margin in accordance with the Staff’s comment.

65.
Please expand to describe the specific facts and circumstances leading to the significant inventoryimpairment recorded in 2009. That is; describe the factors leading to the lack of marketability,damage or loss. Please identify the primary products you determined to be impaired.

Response:

The registration statement has been revised to describe the facts and circumstances leading to the inventory impairment in accordance with the Staff’s comment.

66.	To the extent relevant to an understanding of your business, please also expand to discuss anddescribe the results of operations of your segments and corporate.

Response:

Segment reporting has been eliminated from the 2009 audited financial statements.  The Company’s business is currently  not, and has not been since the appointment of the new CEO in 2007,  managed in segments.  There are no segment managers and segment reporting is not prepared or reviewed by the CEO, senior management or the Company’s board of directors.  Further, the HeartSmart subsidiary ceased operations and became inactive during 2008.  While no restatement of previously reported segment information had occurred, the 2008 segment presentation was only made to meet the old and new comparability requirement of ASC 820-10-50-35.

Liquidity and Capital Resources, page 22
67.           We see your losses, cash flow deficits and going concern disclosure in the audit report and financial statement footnotes. We also see that you believe your resources are sufficient for less than two months from the "date of this prospectus." Please revise for the following:
•	Expand to specifically address your ability to continue as a going concern. Describe your specific plan to continue operations for the next twelve months.
•	Disclose an estimate of financing required to continue your operations for the next twelve months, including description and quantification of your material cash requirements
•	Describe your specific plan to raise necessary financing, including timing.

Response:

The liquidity and capital resources section has been revised in accordance with the Staff’s comment.

Promissory Notes Payable, page 23

68.	We note that you refer to Lenders 1 and 2. Please revise to identify the lenders.

Response:

The registration statement has been revised to disclose the lenders in accordance with the Staff’s comment.

69.
In the second paragraph on page 23, you state that you issued a promissory note to Tecnimed onApril 30, 2008. We note that exhibit 4.8 indicates that the promissory note was issued on April 1,2008. Please advise or revise to reconcile.

Response:

The date of issuance of the note was April 1, 2008. The registration statement has been revised accordingly.

70.	In the second paragraph on page 24, please clarify the consulting agreement to which you refer.

Response:

The registration statement has been revised to clarify that the consulting agreement referred to is the project agreement with Future Now, Inc.

Convertible Promissory Notes, page 24

71.
Regarding the disclosure in the first paragraph, please clarify why you decided to make theinvestors under agreement (A) "equal to the investors under agreement (B)" and whatconsideration was paid for the additional shares.

Response:

The registration statement has been revised to clarify that no additional consideration was paid for the additional shares and that the Company made the decision to an attempt to help assure it would be able to attract potential future investors, in light of the Company’s highly volatile stock price.

Convertible Redeemable Debentures, page 25

72.	You disclose that you have issued debentures in an aggregate amount of $175,000. However, thedebentures filed as exhibits to this registration appear to aggregate to less than $175,000. Pleaseexplain.

Response:

An incorrect version of Exhibit 4.11, in the amount of $15,000, was inadvertently previously filed. The correct version of the exhibit, in the amount of $25,000 has been included in the current filing.

73.	In addition, please tell us where you have discussed the debentures subject to exhibit 4.13.

Response:

In connection with the securities sales agreement filed as Exhibit 4.13, the Company issued a debenture in the principal amount of $40,000, filed as Exhibit 4.12. This debenture is included in the $175,000 of debentures discussed under “Convertible Redeemable Debentures”.

Off-Balance Sheet Arrangements, page 27

74.	Please disclose why you cannot unequivocally state that you do not have off-balancesheet arrangements.

Response:

The registration statement has been revised to disclose unequivocally that the Company does not have any off-balance sheet arrangements.

Directors, Executive Officers, Promoters…, page 29

75.	Please disclose Mr. Roth's business experience during the last five years and include his positionsas senior vice president and director of business development in your table.

Response:

The registration statement has been revised to include Mr. Roth’s business experience during the last 5 years and to include his positions as senior vice president and director of business development in the Company’s table in accordance with the Staff’s comment.

Board Committees and Independence, page 30

76.	Please update your disclosure to provide information for the last fiscal year.

Response:

The disclosure has been updated to provide information for the last fiscal year in accordance with the Staff’s comment.

Executive Compensation, page 31

77.	Please update your disclosure to provide information for the last fiscal year and otherwisecomply with Item 402 of Regulation S-K.

Response:

The S-1 has been revised to provide information for the last fiscal year and otherwise comply with Item 402 of Regulation S-K in accordance with the Staff’s comment.

78.	Please revise the summary compensation table to disclose the bonus Dr. Tirotta earned in 2008.

Response:

The summary compensation table has been revised to disclose the bonus Dr. Tirotta earned in 2008 in accordance with the Staff’s comment.

79.	Please tell us why you have not disclosed in your table the 500,000 options mentioned in yourOutstanding Equity Awards table on page 32.

Response:

No options have been issued to Dr. Tirotta. The mention of 500,000 options in the S-1 was in error. The outstanding equity awards table has been revised accordingly.

80.	Please disclose the assumption made in valuing the stock awards in your table. Refer toRegulation S-K Item 402(n) Instruction (v).

Response:

The registration statement has been revised to disclose the assumption made in valuing the stock awards in accordance with the Staff’s comment.

81.
You disclose in footnote 1 that Dr. Tirotta's salary is being deferred and accrued. Please reconcilethis with your disclosure in the following paragraph, which indicates that his salary was paidthrough December 31, 2007.

Response:

Footnote 1 and the following paragraph have been reconciled in accordance with the Staff’s comment.

82.
Please reconcile your disclosure in footnote 2 on page 31 and in footnote I on page 33 with yourstatement in the fifth paragraph on page 30 that your directors who are also employees are notpaid for their services as directors.

Response:

The footnotes and the director compensation table have reconciled in accordance with the Staff’s comment.

Security Ownership… page 33

83.	We note the first sentence in this section. Please provide current information regarding theownership of your stock.

Response:

The registration statement has been revised to provide current information regarding ownership of the Company’s common stock in accordance with the Staff’s comment.

84.	Please disclose the total amount owned by your directors and officers as a group.

Response:

The registration statement has been revised to provide the total share ownership by the Company’s directors and officers as a group.

85.	Regarding your disclosure in footnote (4), please tell us why you have not included SafeguardMedical in your table.

Response:

Safeguard Medical was inadvertently omitted from the beneficial ownership table. Since the initial filing of the S-1, Safeguard Medical has transferred all but 12,500,000 of the shares issued to it (including 98,500,000 shares transferred to Jason Roth, 98,500,000 shares transferred to Amanda Adkins, and 3,000,000 shares transferred to Gregory Otto, as disclosed in the S-1). Accordingly, Safeguard Medical is not included in the S-1 amendment because it currently owns less than 5% of the Company’s outstanding common stock.

Certain Relationships and Related Transactions…, page 34

86.
It appears that several related party transactions have not been disclosed in this section asrequired by Item 404 of Regulation S-K- Please refer to Item 404 of Regulation S-K and makeappropriate revisions in your next amendment. Note that the comments to this section which appear below are not intended to be all-inclusive.

Response:

The registration statement has been revised to disclose all related party transactions since the beginning of the Company’s last fiscal year (or any currently proposed transaction) in accordance with Item 404 of Regulation S-K.

87.	Please disclose the acquisition of assets from Safeguard and revise the first sentence accordingly.

Response:

The certain relationship and related transactions section has been revised to disclose the acquisition of assets from Safeguard in accordance with the Staff’s comment.

88.
Please disclose the outstanding promissory note issued on July 30, 2007 to a relative of the chiefexecutive that you mention on page 24. Also, disclose the loans from the board members andASR Realty that you mention in the fifth paragraph on page 24.

Response:

The certain relationships and related transaction section has been revised to disclose the outstanding promissory note issued on July 30, 2007, and the loans from board members and ASR Realty, in accordance with the Staff’s comment.

89.	Please disclose the related party transaction you mention in Note 10 on page 52.

The certain relationships and related transactions section has been revised to disclose the transaction which had been mentioned in Note 10 on page 52 in accordance with the Staff’s comment.

90.	Please tell us your basis for not disclosing the November 5, 2005 $300,000 cash advance youmention on page 23.

Response:

The November 5, 2005 $300,000 cash advance was issued to a shareholder who beneficially owns less than 5% of the Company’s outstanding shares, and is not a director or executive officer. Thus, disclosure of the transaction is not required under Item 404 of Regulation S-K.

91.	Regarding the board member advances you describe in the second paragraph, we note yourdisclosure of the balance at September 30, 2008. Please provide current balance information.

Response:

The paragraph regarding board member advances has been removed, because the advances have been repaid and these transactions did not occur during the Company’s last fiscal year.

Disclosure of Commission Position… page 34

92.	Please confirm the accuracy of your citations in this section. We note, for example, yourreference to Nevada Revised Statute section 78.502.

Response:

The reference to Nevada Revised Statute section 78.502 has been revised to section 78.7502.

93.	Please reconcile your disclosure in the penultimate paragraph in this section with the lastparagraph on page 54.

Response:

The penultimate paragraph in this section has been revised in accordance with the Staff’s comment.

Financial Statements, beginning on page 36

94.	Please update the audited financial statements. Refer to Rule 8-08 of Regulation S-X.

Response:

The 2009 audited financial statements have been included in accordance with Rule 8-08 of Regulation S-X replacing the September 30, 2009 interim financial statements.

95.
We read in the last paragraph on page 31 that the company was rescued from bankruptcy by Dr.Tirotta. If the Company filed for bankruptcy please explain to us and disclose in a footnote thenature of the proceeding, when the bankruptcy occurred and how you accounted for the impact of the bankruptcy.

Response:

The Company has never filed for bankruptcy. The reference to the Company being rescued from bankruptcy was intended to mean that the Company was rescued from near bankruptcy. The S-1 has been revised accordingly.

Note 5, Acquisition, page 48

96.
We see the significance of the purchase price for the Safeguard transaction, which you disclose isaccounted for under guidance applicable to business combinations. Please provide acquiredbusiness financial statements and related pro forma information under Rules 8-04 and 8-05 of Regulation S-X for the acquisition. Refer to Rule 11-01(d) of Regulation S-X for guidance regarding the definition of a business for purposes of applying the requirements of Rules 8-04 and Rules 8¬05. If you believe acquired business financial statements and pro forma information are not required under our rules, please fully explain in response to this comment.

Response:

As discussed in Note 6 to the 2009 audited financial statements, the Company has determined that the Safeguard transaction constituted the purchase of an asset rather than the acquisition of a business. Accordingly, acquired business financial statements and pro forma information is not required.  A detailed analysis of this issue follows.

Background

Dr. Christopher Tirotta, CEO of American Scientific Resources, Inc. (the “Company” or the “Purchaser”), and Mr. Jason Roth, the principal owner of Safeguard Medical Technologies, LLC (together with its affiliates, “SMT” or the “Seller”) concluded negotiations and executed agreements regarding purchase and sale of the Disintegrator effective September 10, 2009 (the “Purchase Date”).  The Disintegrator and the improved versions thereof, the Disintegrator Plus and Disintegrator Pro, are patented and trademarked home needle and lancet destruction devices.  These devices are used by persons with diabetes and multiple sclerosis who self inject medications at home.  The Company received the assignment of the Disintegrator patent, assignment of the three trademarks, inventory on-hand, tooling, dies, manufacturing jigs and other rights in exchange for 250,000,000 shares of the Company’s common stock and assumption of a $1.2 million contingent note (the “Transaction”).

Development of the Disintegrator was completed by Mr. Joe Adkins in 2002.   SMT acquired the rights to the Disintegrator in 2004.  SMT had sold 27,000 units prior to the Purchase Date, among other SMT business.  The most recent sale was a 5,000 unit sale of the Disintegrator to Bayer Sante completed in March 2009.  There were no other sales of the Disintegrator in 2008 or 2009.   Post-transaction, SMT remains in the business of developing medical products.  There have been no completed sales of the Disintegrator Plus or Disintegrator Pro to date.

The September 30, 2009 unaudited, interim financial statements report the Transaction as business combination whose accounting was incomplete.  As discussed below, upon further review, the Company believes the proper accounting treatment for the Transaction is that of the purchase of an asset, or group of assets, that do not constitute a business, and therefore is not a business combination.  As such, the Company’s December 31, 2009 audited financial statements accounted for the Transaction as the purchase of a patent.  The other assets and rights acquired in the Transaction were deemed to have no value for accounting purposes.

This memorandum deals solely with the evidence that supports the Company’s conclusion that the Transaction should be accounted for as the purchase of an asset, in this case, the purchase of the Disintegrator patent.

Discussion of Accounting Treatment

The substance of the terms and conditions underlying the Transaction and not the form of the agreements, plus the intent of the parties, are deemed key to understanding the Transaction and determining the proper accounting treatment.

The Agreements

The Asset Purchase Agreement (“APA”) calls for the sale and purchase of a certain device and technology known as the patented Disintegrator or Disintegrator Plus and are defined as the “Device Technology” in the APA.  Further, the APA states

“the Seller wishes to sell and the Purchaser wishes to purchase, the Device Technology and the business associated therewith (the “Business”) upon the terms and conditions set forth herein.”

The APA describes the sale and purchase of assets as being conveyance of

“…the Device Technology and any and all rights to obtain registration, renewals, reissues and extensions of registrations or other legal protections…throughout the world, together with all rights to sue in equity or at law for any and all infringements or other impairments..., and any novel change, improvement, additions or expansions of the Devise Technology; for use in the Business (the “Assets”); including but not limited to any and all inventory…in connection with the Business; all current contracts and future sales…, and any certifications, licenses, permits…in connection with the Business; all Seller’s claims and causes of action…relating to the Business; any and all rights in the name “Disintegrator”… including the logo; the Seller’s web site,…the Seller’s promotional materials and documents relating to the Business or the Assets.”

The APA describes the purchase price as the delivery of 250,000,000 restricted common shares of the Company.  Further, the APA states that the Purchaser shall assume no liabilities other than the assumption of a contingent note described as

“the current obligation on a certain promissory note owed by the Seller and payable to the Roth Family Trust in the amount of ...$1,200,000…, but the terms shall be changed as follows:  the said promissory note shall bear zero interest and shall be payable according to the following:  …$600,000… shall be paid…to the Roth Family Trust upon the receipt by ASR [the Company] of …$6,000,000 … in combined aggregate of new capital or revenue…as defined in the Employment Agreement [with Mr. Roth]…prior to the two year anniversary of the Effective Date [Purchase Date]…the remaining balance of …$600,000 …shall be due and payable to Seller upon the receipt by ASR of …$4,000,000…additional combined aggregate of new capital or revenue…within two year of the First Benchmark…”

The APA also states that the Seller shall be entitled to performance based compensation in the form of warrants and a bonus payable upon the achievement of certain revenue targets.  The Company has treated the possible award of the warrants and bonus as contingent compensation in the December 31, 2009 audited financial statements.

Mr. Roth’s Employment Agreement contains further definition of the revenue targets as referred to by the APA and other terms and provisions customary to employment agreements such as scope and responsibilities, base salary and other compensation, termination provisions and other terms.

Another agreement deemed key to the understanding of the proper accounting treatment for the Transaction is the Supply Agreement between an SMT affiliate and Bayer Sante dated July 2009.  This agreement calls for the purchase of a minimum of 4,000 units, upon placement of a firm order anytime after February 2010, for the “Betaferon Needle Disintegrator Device,” a customized version of the Disintegrator Plus exclusively for Bayer Sante.  At his writing, the Supply Agreement is in the process of being assigned to the Company.  In March 2010, the Company received a firm order for 2,000 units from Bayer Sante under the Supply Agreement.  The Company’s interpretation of the Supply Agreement is that it likely non-binding on the parties on the Purchase Date and is merely an intent order product in the future.  The Supply Agreement is not be binding since the seller is required to confirm a delivery date of the product, therefore its availability, prior to any payment by Bayer Sante.  As of this date, the Company has not confirmed delivery of the first 2,000 unit order of the Disintegrator Plus.  Further, there are no provisions for monetary damages should the minimum quantity not be ordered.

Discussion

The Company believes that the group of assets acquired in the Transaction is not sufficient to rise to the level of a ‘business’ per Financial Accounting Standards Board (“FASB”) standards and US Securities and Exchange Commission (“SEC”) rules.  It is the Company’s position that the text of the APA was intended to communicate that the Company was indeed acquiring all of the assets, rights and benefits related to the Disintegrator in SMT’s possession, but it was not the intension of the parties by use of the term “Business” in the APA to label the Transaction as the purchase and sale of a ‘business’ as defined in the accounting standards or SEC rules.   As used in the APA, the term “Business” was used to communicate the concept of inclusivity of assets relating to the patent, but the term was not used to imply the assets were an operating or self-sustaining group of assets, components which may constitute a business, or a complete business in the accounting sense.  The Company believes that the assets acquired in the Transaction were indeed not self-sustaining without additional inputs post-transaction from the Company (primarily capital), without receipt of a firm order for the Disintegrator Plus, and other factors as discussed further below.

Prior to the Purchase Date, the Company knew it would not sell the Disintegrator as previously manufactured and sold by SMT.  Instead the Company intended to use the Disintegrator patent rights and former SMT management assistance to develop, market and sell the next generation of the needle destruction devise known as the Disintegrator Plus.  The Disintegrator Plus has an additional port to accommodate the destruction of lancets.  Though similar in design, the Disintegrator Plus had not been fully developed, marketed or sold by SMT prior to the transaction.  As of the Purchase Date, design, engineering, and prototype testing of the Disintegrator Plus had not been completed.  The manufacturing process to assemble the Disintegrator Plus has not been conceptualized nor put in place as of the Purchase Date.  Manufacturing and assembly of the Disintegrator and Disintegrator Plus will be performed by different contractors.  Packaging of the Disintegrator and Disintegrator Plus will be very different and performed by different contractors.  As such, the Company believes the Disintegrator and Disintegrator Plus are different products, and further, that the manufacturing and selling of the Disintegrator had ceased and a new product line for the Disintegrator Plus had not yet started in the period surrounding the Purchase Date.

The significant amount and duration of contingent payments due upon the achievement of revenue targets demonstrate the Company’s uncertainty of the ultimate success of the Disintegrator Plus as a viable and marketable product and ultimately as a business.

Prior to the Purchase Date, the Disintegrator operations were not treated as a business or a distinct segment by SMT.  There were no separate accounting records maintained for the Disintegrator by SMT.

Accounting Treatment

The Company determined that the only viable asset acquired was the Disintegrator patent and has recorded the purchase price of the patent as the value of the 250,000,000 shares at the closing bid price of the Company’s common stock on the Purchase Date plus the present value to the $1.2 million contingent note as the Company deems it probable that the benchmarks for payment on the note will be met.

At the Purchase Date, the inventory on hand that was transferred to the Company consisted of a variety of miscellaneous parts not capable of being assembled into a finished product.  There was no finished, packaged or sellable Disintegrator product in inventory.  The parts consisted of prototype and leftover parts from the only previous order, which SMT and the Company had no intension of using in the future, except for possible repairs when and if product was returned.  No returns for defective or malfunctioning Disintegrator product have been received, nor are any expected.  Any such returns from the initial 5,000 unit order would be the responsibility of SMT.  Therefore, the spare parts inventory was assigned no value in accounting for the Transaction.

The tooling, dies and manufacturing jigs acquired by the Company related to the Disintegrator.  While useful to improve the design of the Disintegrator Plus, given that the Disintegrator will no longer be produced, no value was assigned to these items.

The Supply Agreement was deemed to have no value on the Purchase Date due primarily to the uncertainty surrounding receipt and fulfillment of an order.  Further, the existence of Supply Agreement assists with justification of assignment of value to the patent.

As of the Purchase Date, there were no commitments for design, engineering, manufacturer or packaging of the Disintegrator Plus.

During the period from the Purchase Date to the date of this memo, the Company has incurred approximately $40,000 for design and engineering services related to the development of the Disintegrator Plus.  Such amounts have been expensed as operating expenses.  In October 2009, the Company advanced $53,800 to four entities to begin the accumulation of components, build a working prototype for testing, and design manufacturing and assembly processes.  This amount was capitalized as of December 31, 2009.

Financial Accounting Standards

In concluding that the Company acquired an asset and did not acquire a business, or enter into a business combination, the Company considered the guidance in FASB’s Accounting Standards Codification (“ASC”) No. 805 and SEC Rule 11-01(d) of Regulation S-X.

The Company did not deem the acquisition as that of a ‘business’ as that term is defined in ASC 805-10-20 due to the following facts and circumstances surrounding the Transaction:

•	Prior to the Purchase Date, there had been a decision to cease the manufacture and sale of the Disintegrator with the intent to develop the next generation Disintegrator Plus.
•	At the Purchase Date, there was no finished Disintegrator product on hand to sell.
•	There were no firm sales orders received from customers – there was only one non-binding Supply Agreement.
•	Design, engineering, testing, and working prototypes of the new Disintegrator Plus were not complete.
•	There were no arrangements with component suppliers, manufacturers, assemblers and packagers for the production of the Disintegrator or Disintegrator Plus.
•	There was no assurance of a profit or any economic benefits to investors related to the Disintegrator or Disintegrator Plus.

Reviewing the guidance in ASC No. 805-10-55-4, the Company believes the group of assets purchased in the Transaction was not a self-sustaining, integrated set of activities as a result of:

•	no established revenue source as SMT’s completion of the previous order was some six months prior to the Purchase Date with no additional firm order in hand,
•	no sellable product on hand or forthcoming,
•	the needed upgrade of the product,
•	and importantly, the need for funds and other resurces to develop and market the next generation Disintegrator Plus.

Among the motivations for the Seller to enter into the Transaction was the saving from no additional cash outlays for development and marketing costs and the possibility of access to larger capital amounts for product development through the Company than otherwise available.  With no readily available cash, no production commitments and no firm orders, at the period surrounding the Purchase Date, all of the inputs necessary to conduct operations were not available, and there was no ability to sustain a revenue stream by providing outputs.

At the period surrounding the Purchase Date, SMT and the Company had intellectual property in the form of the Disintegrator patent, and likely had the ability to obtain access to necessary materials and employees.  However, they did not have all of the inputs necessary to create outputs given the aforementioned need for capital, incomplete design, engineering and testing, and since the sourcing of materials and parts, manufacture, assembly and packaging of the product had to be contracted with other independent parties.  SMT and the Company have no manufacturing, assembly or packaging equipment.

While SMT and now the Company may have some general knowledge of process, they do not have an organized manufacturing workforce, the requisite machinery and other resources that may directly take a process and apply inputs to create outputs.  Others must be hired and relied upon to produce the product.  Intimate details regarding the manufacture, assembly and packaging of the product are left to contractors.  It is therefore arguable that SMT and the Company do not possess all of the elements of a process.

After the Purchase Date in October 2009, Dr. Tirotta approved the payment of deposits to four entities to finish design, purchase materials and begin production of sub-assemblies that will eventually become the first production run of the Disintegrator Plus.  In March 2010, the Company received its first order for 2,000 units of the Disintegrator Plus which is expected to be delivered in June 2010.

Further, based on the guidance in ASC 805-10-55-5, the Company believes that the development of the Disintegrator Plus was not sufficiently complete at the Purchase Date to be an integrated set of activities, and sufficient inputs and processes were not available for any market participant to be able to conduct and manage any inputs and processes.  At the Purchase Date, the Disintegrator Plus was deemed to be at the conceptual stage with SMT working with different designs to determine the best marketable product.  Other than the design process, the Company believes there was nothing to manage during the period surrounding the Purchase Date.

Looking at the guidance in ASC 805-10-5-7, given the circumstances around the Purchase Date for the Disintegrator Plus, the Company believes it had not begun planned principal activities as of the Purchase Date.  While SMT and the Company owned the patent rights to the Disintegrator, there were no production employees, and sufficient other inputs and processes that could be applied to those inputs.  The Company did not have an established plan to produce outputs.  Design, engineering, prototype testing and manufacturing capabilities had not been developed. In addition, at the Purchase Date, it was uncertain whether the Company would have any buyers of the product.

Rules of the US Securities and Exchange Commission

Considering SEC guidance as to what constitutes a business in Regulation S-X Rule 11-01(d), the Company believes this Disintegrator Transaction does not fit the definition of a business within the SEC rule for several reasons.  Since at the period surrounding the Purchase Date, production and sale of the original Disintegrator product had been terminated, and the development of the next generation product the Disintegrator Plus had not been completed with any sales, there was no continuity of operations bridging the Purchase Date.

The Company believes that any financial information regarding the Disintegrator from prior to the Transaction bares little, if any, relevance to the financial information post-Transaction.  This is due, in part, to the differing product capabilities and production costs of the products, and limited sales history.  Due to differences in design, sourcing of components and manufacturer, the improved Disintegrator Plus will likely cost significantly less on a per unit basis than the predecessor version.  While the per unit sales price quoted to the one customer for the Disintegrator and Disintegrator Plus is the same, gross profits are likely to be substantially different making the comparison of any financial information misleading.  In addition, the orders from Bayer Sante for the two products could span four fiscal years, from 2008 when the original order for the Disintegrator was received to 2011when final delivery of the Disintegrator Plus could take place.  Prior and post-Transaction financial information is therefore not likely comparable and not deemed relevant or material to understanding future operations.

SMT and the Company did not, and do not plan to, operate a separate Disintegrator entity, subsidiary or division and therefore the Disintegrator is not a business by this definition.

Following the SEC’s rule to ascertain whether a lesser component of an entity constitutes a business, because the Disintegrator and Disintegrator Plus are different products, the nature of the revenue-producing activities are different before and after the Transaction.  Prior to the Purchase Date, production and marketing of the Disintegrator had ceased.

Further, looking at the attributes listed in the Rule, the Company believes none of the attributes remain after the Transaction primarily since many, if not all, the attributes did not exist in the prior to the Transaction.  Specifically:

•	SMT and the Company did not, and do not, own or lease any physical facilities for the manufacture, assembly and packaging of products. These functions are contracted to independent parties.
•	While Mr. Roth became an employee of the Company post-Transaction, there was no employee base before or after the Transaction for the manufacture, assembly and packaging of products.
•	There was no, nor is there any, market distribution system.
•	While Mr. Roth has been and is active will the selling of products, there was no sales force that transferred to the Company as a result of the transaction.
•
Given there were few customers for a previous version of the product prior to the Transaction, and at the Purchase Date, only the Supply Agreement, and uncertainty whether there would be any additional sales, no customer base was deemed to have transferred.

•	There were no operating rights to physical assets conveyed in the Transaction.
•
While Mr. Roth may have some general knowledge of the production of the Disintegrator and Disintegrator Plus, both SMT and the Company rely on others for specific details related to the design, manufacture, assembly and packaging of product and as such there was no transfer of production techniques.  At the Purchase Date, design for the Disintegrator Plus had not been completed and a working prototype had not been developed.  Therefore, the Disintegrator Plus had not been tested, nor a manufacturing process developed.

•
The Disintegrator, which is no longer intended to be produced, and Disintegrator Plus, which is currently in development, are separately registered trademarks that transferred from SMT to the Company.  However, in the opinion of the Company, the two are not true remaining components.  Only the Disintegrator Plus, which was originally registered in 2002 but never associated a physical product prior to the Transaction, may be considered to remain post-Transaction and only if an order for the Disintegrator Plus is fulfilled.

Conclusion

Given the nature and state of development of the group of assets purchased by the Company, the assets are not deemed to be an integrated, self –sustaining set of activities with sufficient inputs, processes and outputs to constitute a business.  In this case, only one asset (the Disintegrator patent) is deemed to have any on-going value at the Purchase Date.  From the FASB and SEC guidance as to what constitutes a business, the Company concludes that the Transaction is that of the purchase of an asset and not that of a business resulting in a business combination.

97.
It appears you have recorded the assets acquired in a single line item on the balance sheet. UnderFASB ASC 805-20-25-1 you should record identifiable assets and liabilities as of the acquisitiondate. Further, if the accounting is not complete at a financial reporting date, under FASB ASC 805-10-25-13 you should record provisional amounts for which the accounting is incomplete. Please appropriately revise or explain to us how your presentation is appropriate under the applicable guidance. If the initial accounting is incomplete, please also make the related disclosures called for by FASB ASC 805-10-50-6.

Response:

These FASB ASC sections references are no longer applicable as the Company has recorded the Safeguard transaction as the purchase of an asset, not the acquisition of a business.  The patent was recorded as of the purchase date and the accounting is complete.

98.
Please expand to provide pro forma information called for by FASB ASC 805-10-50-2h. Pleasealso disclose the amounts of each major class of assets acquired and liabilities assumed pursuantto FASB ASC 805-20-50-1c.

Response:

As discussed in Note 6 to the audited financial statements, the Company has determined that the Safeguard transaction constituted the purchase of an asset rather than the acquisition of a business. Accordingly, pro forma information, and disclosure of the amounts of each major class of assets acquired and liabilities assumed, is not required.

99.
Your disclosure indicates that Jason Roth purchased Safeguard in 2004 and that he became youremployee in 2009, upon consummation of the acquisition. Based on your disclosure, it alsoappears that you have included the Contingent obligations for future payments to Mr. Roth and Safeguard in consideration transferred under guidance applicable to business combinations. Please tell us how you evaluated and applied the guidance from FASB ASC 805-10-55-24 and -25 in determining the accounting for the contingent consideration.

Response:

As discussed in Note 6 to the audited financial statements, the Company determined that the warrants and bonus were contingent compensation due to Mr. Roth and not additional purchase price consideration.  This determination was made after discussion on the intent of the various parties involved and review of the wording of the Asset Purchase Agreement.

100.	Please disclose how you will account for the contingent consideration over time under FASBCodification Topic 805.

Response:

As disclosed in Note 6 to the audited financial statements, subsequent changes to the Company’s estimate of the total amount of contingent consideration and contingent compensation due will be recorded in the Company’s consolidated financial statements when known.

101.
We also read on page 6 that you issued 37.5 million shares to Concorde Capital in September2009 for assets. If these shares were issued in connection with the Safeguard acquisition, pleaseclarify. If these shares are associated with a different transaction, please disclose and describe in your filing, as appropriate.

Response:

The 37,500,000 shares issued to Concorde Capital were issued in connection with acquisition of assets from Safeguard, as part of the aggregate 250,000,000 shares issued in connection with the transaction. Concorde Capital was issued the 37,500,000 shares as the designee of Safeguard. The S-1 has been revised accordingly.

Audited Financial Statements

Note 1, Organization, page F-8

102.
You disclose that Ulster Scientific is inactive with no plans to resume operations. Accordingly,please disclose when and why Ulster became inactive. Alternatively, please revise to describe theactual business operations of that entity during the periods included in the financial statements presented in your filing, if any, and delete the description of the former operations.

Response:

Note 1 to the 2009 audited financial statements includes disclosure of  when and why Ulster became inactive in accordance with the Staff’s comment.

Note 2, Going Concern, page F-8

103.	Please revise to quantify the dollar amount of obligations in default and to describe the specificpotential consequences of those defaults.

Response:

Note 2 to the 2009 audited financial statements includes disclosure  to quantify the dollar amount of obligations in default and the potential consequences of those defaults in accordance with the Staff’s comment.

Note 3, Summary of Financial Accounting Policies, page F-9

-- Revenue Recognition, page F-9

104.
We see that you cite the generic criteria from SAB 104 as the basis for your revenue practices. Please expand to describe how you apply the general criteria in your circumstances. For instance, please describe:

•	What you consider to be "pervasive evidence of an arrangement."
•	How you determine whether the selling price is fixed and determinable.
•	Clarify whether title passes at shipment or delivery, including how the accounting is impacted if terms vary.
•	Describe payment terms and collection policies.
•	Describe return and warranty policies, including the underlying accounting.
•	If relevant and significant, describe the nature of sales incentive programs and related accounting.

Response:

Note 3 to the 2009 audited financial statements  describes how the Company applies certain revenue recognition criteria in its circumstances in accordance with the Staff’s comment.

-- Inventories, page F-9

105.
You disclose that you have cumulative inventory "reserves" amounting to $272,025. Tell us whyit is appropriate in GAAP to characterize inventory impairment charges as establishing"reserves." Note that under SAB Topic 5-BB and FASB ASC 330-10-35-14 inventory impairment charges establish a new cost basis for impaired inventory. Appropriately revise your disclosure. Also, tell us and clarify your disclosure to address how your inventory practices consider the specific guidance from SAB Topic 5-8B

Response:

Reserves are established primarily for inventory on consignment which may be lost or otherwise not accounted for by consignee.  Revenue from the consignee was  recognized when the consignee provided evidence that a sale to third parties had been completed; currently revenue from the consignee is recognized as cash is collected since such collectability is in doubt.  To a much lesser extent, the reserve also covers damaged products, which may be re-packaged if the unit is in working order, or may be charged back to the manufacturer under warranty provisions if  inoperable (but collectability from the manufacturer is in doubt.)  The reserve established at 9/30/09 was for missing or damaged consigned product.  The Company is currently attempting to recover product lost or un-accounted for by the consignee.  As of December 31, 2009, the total reserve amounted to $166,808.  During 2009, the Company reversed $163,990 of its reserve against inventory as this product was either sold or deemed by management to be permanently lost, damaged or not recoverable. The audited financial statements and MD&A have been revised accordingly.

The Company permanently adjusts for slow moving products to the lower of cost or market, based onphysical counts and market evaluation.  The Company has no intention of reversing lower of cost or market adjustments once established.

106.
As a related matter, if and when material to gross margin, please revise MD&A to disclose theimpact on margins from sales of inventory with reduced cost as a result of lower of cost or marketimpairment charges.

Response:

To date, the Company has had no material write-downs of product to the lower of cost or market and no material sales of product previously written down to the lower of cost or market.  {verify}

107.
Please disclose the dollar amount of consigned inventory as of each balance sheet date. Disclosehow you monitor and control inventory held by others, including how and when you are notifiedof sales by consignees.

Response:

Note 3 to the 2009 audited financial statements has been revised disclose the dollar amount of consigned inventory, and how the Company monitors and controls inventory held by others, in accordance with the Staff’s comment.

-- Concentration of Credit Risk, page F-11

108.
We see that two customers were responsible for 90% of your sales in 2008. To further clarify theconcentration of credit risk, please expand to also disclose the amount of accounts receivablefrom the significant customers.

Response:

Note 3 to the 2009 audited financial statements to discloses the amount of accounts receivable from the significant customers in accordance with the Staff’s comment.

Note 5, Restatement and Reclassification, page F-14

109.
We see that you restated the 2007 audited and 2008 interim financial statements for variousmatters, including errors. Briefly describe to us the general circumstances leading to the variousrestatements. As well, in light of the numerous restatements, please tell us why you should not present Risk Factor and/or MD&A disclosure about (1) the general causes of these errors, (2) risks and uncertainties regarding your ability to prepare financial statements that are free from material error and (3) the potential consequences and related risks if you cannot maintain appropriate internal controls.

Response:

Note 5 to the 2009 audited financial statements describes the general circumstances leading to the only restatement of the 2008 accounts, and a related risk factor has been added to the S-1 due to the significant restatements of the 2007 accounts.

Note 7, Notes Payable, page F-18

-- Promissory Notes Payable, page F-19

110.	Please add a table that clearly shows how the principal balances of the debt described in thenarrative reconcile to the balance sheet amount at each balance sheet date.

Response:

A table has been added to Note 7 to the 2009 audited financial statements to clearly show how the principal balances of the debt described in the narrative reconcile to the balance sheet amount at each balance sheet date in accordance with the Staff’s comment.

Note 9, Common Stock, page F-25

111.
With respect to warrants please tell us about and disclose any circumstances set forth in theagreements that could lead to changes in exercise prices or the number of warrants outstanding.For instance, describe any anti-dilution and down-round provisions. Also, address the terms and provisions of cashless exercise features, if applicable.

Response:

Note 9 to the 2009 audited financial statements  describes  anti-dilution  provisions, and to address the cashless exercise features, in accordance with the Staff’s comment.

112.
"Share Based Compensation" please disclose how you determined the fair market value of sharesissued for employee and non-employee services. For instance, if true, disclose that you usequoted market price on the date of grant.

Response:

Note 9 to the 2009 audited financial statements includes disclosure that the Company determined the fair market value for shares issued to employees and directors based on the closing bid price on the date of grant and to non-employees for services rendered based either on the contracted value of the services or the fair value of the Company’s common stock on the date the services were provided, whichever is more readily determinable..

Note 11, Segment Reporting, page F-28

113.
We read under Business (page 17) that Heart Smart has been inactive since 2006. We see herethat you report revenues for that entity for 2007 and 2005. Please expand your disclosures toclarify the actual operating status of Heart Smart during the years presented.

Response:

As discussed in response to comment 66, segment reporting has been eliminated from the 2009 audited financial statements.  The Company’s business has not been managed in segments, there are no segment managers and segment reporting is not prepared or reviewed by senior management or the Company’s board of directors. 2008 segment presentation was only made to meet ACS comparability requirement.

114.	Please revise to describe how you assign and/or allocate operating expenses to the segments andto corporate.

As discussed in response to comment 66 above, segment reporting has been eliminated from the updated audited financial statements.  The Company’s business has not been managed in segments, there are no segment managers and segment reporting is not prepared or reviewed by senior management or the Company’s board of directors. 2008 segment presentation was only made to meet ACS comparability requirement.

115.	Under "Segment Assets," the item labeled "Consolidated expenditures for long-lived assets'"appears to be total consolidated assets. Please appropriately revise.

Response:

As discussed in response to comment 66 above, segment reporting has been eliminated from the updated audited financial statements.  The Company’s business has not been managed in segments, there are no segment managers and segment reporting is not prepared or reviewed by senior management or the Company’s board of directors. 2008 segment presentation was only made to meet ACS comparability requirement.

116.	Please make the quantified disclosure about revenues from product lines called by FASB ASC280-10-50-40.

Response:

Note 3 to the 2009 audited financial statements includes disclosure that, for the years ended December 31, 2009 and 2008, a majority of the Company’s revenues were generated from sales of the non-contact thermometer to customers, and that it is impracticable to provide additional product sales information.

Item 15. Recent Sales of Unregistered Securities, page 55

117.
We note that the total issuances of common stock disclosed in this section is substantially lessthan the issuances disclosed in your statements of shareholders' deficit. Therefore, please provideus in tabular format a reconciliation of your sales of unregistered securities to the issuances listed in your statement of shareholders' deficit.

Response:

Item 15 has been revised to add missing share issuances.

Item 16. Exhibits, page 57

118.	Please clarify in your description the date in which you issued the debentures for exhibit 4.14.

Response:

The date of exhibit 4.14 is October 10, 2008. Item 16 has been revised accordingly.

Item 17.  Undertakings, page 59

119.	Please provide the undertakings required by Regulation S-K Item 512(a)(6) in accordance withthe Staff’s comment.

Response:

The registration statement has been revised to include the undertakings required by Regulation S-K Item 512(a)(6).

Exhibits

120.          We note that there are several material agreements which have not been filed with this registration. For example, we note without limitation:
•	your inventory loan agreement with Cols Associates that you mention on page 4;
•	your consulting services agreement with Knightsbridge Advisors disclosed on page 4 that gave rise to the payment of 17,000,000 shares of common;
•	the note and warrant agreements regarding issuances to Future Now, Inc. on February 25, 2008;
•	the agreement relating to the investor relations services provided by Shrink Nanotechnologies you disclose on page 4;

•	your agreement with Capital Stack, LLC for advertising services that you mention in the fifth bullet point on page 5;
•	the investor relations services agreement with ROI Group;
•	the purchase warrant for 11,525,000 shares upon exercise of warrants and the February 10, 2008 agreement with Southbridge Investment Group;
•	the investor relations agreement with Barret Akers disclosed on page 5;
•	the agreement with Joe Emas for legal services;
•	the agreement with Greenwood Group that provides for the share issuances you disclose in the fourth to last bullet point on page 5;
•	the medical and surgical consulting services agreement with Mr. Massogila;
•	the agreement to purchase 33,333,333 shares of common with Granite Financial;
•	the legal services agreement for 5,000,000 shares with Sichenzia;
•	the asset acquisition agreements with Safeguard Medical and Concorde Capital disclosed on page 6;
•	the settlement with Tecnimed entered into on March 6, 2009;
•	your agreement with Emo-Technic disclosed on page 18;
•	the agreement with JoyCare that you mention on page 18 for the distribution of the Mommy Recorder;
•	the purchase warrant related to the October 22, 2007 promissory note;
•	the unsecured installment note agreement you mention in the first paragraph on page 24;
•	the line of credit agreement entered into on February 25, 2008;
•	the loan agreement regarding the advances by your board members mentioned in the fifth paragraph on page 24 that is not covered by exhibit 4.18 related to the 527,000 loan;
•	the note and warrant agreement related to the first agreement detailed in the last full paragraph on page 24;
•	your employment agreement with Jason M. Roth entered into on September 13, 2009;
•	the license agreement disclosed in Note 10 on page 52; and
•	any other material agreements of the company.

Please file complete copies of all agreements required by Item 601 of Regulation S-K as soon as possible. Note that the staff may require additional time to review these agreements.
Response:

All of the Company’s material agreements have been filed with the S-1 amendment. Please note that there are no written additional written contracts with respect to advances by board members.

121.	Please tell us the difference between exhibits 4.8 and 10.20.

Response:

Exhibit 4.8 relates to an offering of units with each unit consisting of $50,000 in notes, 50,000 common shares, and 100,000 warrants. Exhibit 10.20 relates to an offering of units with each unit consisting of $50,000 in notes, 100,000 common shares and 100,000 warrants. Please see response to comment 6.

122.	Please tell us where you filed Exhibit 10.24.

Response:

Exhibit 10.24 was inadvertently not filed with the initial S-1 filing. It has been filed with the amendment.

Exhibit 3.1

123.	Please file a complete copy of your articles. We note, for example, that there is no record of yourname change to Vencap Capital Corporation.

Response:

The complete copy of the Company’s articles of incorporation was included in the initial filing. The record of the Company’s name change to Vencap Capital Corporation is included on page 7, which states, “Further, the name of the Corporation be changed to VenCap Capital Corporation.”

Exhibit 4.13

124.	Please file a copy of this exhibit that includes the terms that are currently blank.

Response:

It appears that the only terms left blank in Exhibit 4.13 were in the form of debenture which was Exhibit A to the securities sale agreement. Because this was merely a form of debenture included as an exhibit to the securities sale agreement, these terms were intentionally left blank.

Exhibit 10.9

125.	Please file a complete copy of Exhibit 10.9, including all appendices.

Response:

The complete agreement was included in the initial filing. The content of all appendices are included under “List of Appendices” and “Appendix D Returned Goods Policy”. Appendix E was not completed by the parties.

Exhibit 10.13

126.	Please file a complete copy of this exhibit. We note, for example, the reference to schedules.

Response:

Exhibit 10.13 has been re-filed in its complete form, including schedules.

Exhibit 10.15

127.	We note that your agreement is dated August 7, 2007 but signed August 21, 2009. Please explain.

Response:

The 2007 date of the agreement was a typographical error. The correct date of the agreement is August 7, 2009. The agreement has been re-filed with the correct date.

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

128.	Please include a currently dated and signed consent from your independent auditors with anyamendment of the filing.

Response:

A currently dated and signed consent from the Company’s independent auditors is included with Amendment No. 1 to the registration statement and will be included in any subsequent amendment in accordance with the Staff’s comment.

Very Truly Yours,

/s/ Jeff Cahlon